CUSIP No. 834203200	13D Amendment

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SOLENO THERAPEUTICS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

834203200

(CUSIP Number)

Frank Kung

Vivo Capital LLC

505 Hamilton Avenue, Suite 207

Palo Alto, CA 94301

Telephone: (650) 688-0818

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. x

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834203200	13D

1			NAME OF REPORTING PERSON Bioasia Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	11,348 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	11,348 (1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,348 (1)
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)

14	TYPE OF REPORTING PERSON		OO

(1)	The shares are held of record by Biotechnology Development Fund II, L.P. Bioasia Management, LLC is the general partner of Biotechnology Development Fund II, L.P.
(2)	Based on a total of 18,643,372 shares of common stock, par value $0.001 per share (the “Common Stock”) outstanding as of December 18, 2017, including (i) 10,002,256 shares of Common Stock outstanding as of November 9, 2017, as reported on the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, (ii) 500,000 shares of Common Stock converted from Series B Preferred Shares on December 12, 2017, and (iii) 8,141,116 shares of Common Stock issued through a private placement of the Issuer’s equity security, pursuant to a securities purchase agreement between the Issuer and certain investors, dated December 11, 2017.

CUSIP No. 834203200	13D Amendment

1			NAME OF REPORTING PERSON BioAsia Investments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	80,416 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	80,416 (1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,416 (1)
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (2)

14	TYPE OF REPORTING PERSON		OO

(1)	The securities include (i) 79,376 shares of Common Stock and (ii) warrant to acquire 1,040 shares of Common Stock, exercisable within 60 days after December 15, 2017. The securities are held of record by Biotechnology Development Fund IV, L.P., Biotechnology Development Fund IV Affiliates, L.P. and BDF IV Annex Fund, L.P. BioAsia Investments IV, LLC is the general partner of Biotechnology Development Fund IV, L.P., Biotechnology Development Fund IV Affiliates, L.P. and BDF IV Annex Fund, L.P.
(2)	Based on a total of 18,643,372 shares of common stock, par value $0.001 per share (the “Common Stock”) outstanding as of December 18, 2017, including (i) 10,002,256 shares of Common Stock outstanding as of November 9, 2017, as reported on the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, (ii) 500,000 shares of Common Stock converted from Series B Preferred Shares on December 12, 2017, and (iii) 8,141,116 shares of Common Stock issued through a private placement of the Issuer’s equity security, pursuant to a securities purchase agreement between the Issuer and certain investors, dated December 11, 2017.

CUSIP No. 834203200	13D Amendment

1			NAME OF REPORTING PERSON Vivo Ventures V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	4,990,996 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	4,990,996 (1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,990,996 (1)

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%

14	TYPE OF REPORTING PERSON		OO

(1)	The securities include (i) 3,933,798 shares of Common Stock and (ii) warrant to acquire 1,057,198 shares of Common Stock, exercisable within 60 days after December 15, 2017. The securities are held of record by Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. Vivo Ventures V, LLC is the general partner of Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P.
(2)	Based on a total of 18,643,372 shares of common stock, par value $0.001 per share (the “Common Stock”) outstanding as of December 18, 2017, including (i) 10,002,256 shares of Common Stock outstanding as of November 9, 2017, as reported on the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, (ii) 500,000 shares of Common Stock converted from Series B Preferred Shares on December 12, 2017, and (iii) 8,141,116 shares of Common Stock issued through a private placement of the Issuer’s equity security, pursuant to a securities purchase agreement between the Issuer and certain investors, dated December 11, 2017.

CUSIP No. 834203200	13D Amendment

1			NAME OF REPORTING PERSON Vivo Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	9,012(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	9,012(1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,012(1)

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%(2)

14	TYPE OF REPORTING PERSON		OO

(1)	The shares of Common Stock are held of record by Vivo Capital LLC.
(2)	Based on a total of 18,643,372 shares of common stock, par value $0.001 per share (the “Common Stock”) outstanding as of December 18, 2017, including (i) 10,002,256 shares of Common Stock outstanding as of November 9, 2017, as reported on the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, (ii) 500,000 shares of Common Stock converted from Series B Preferred Shares on December 12, 2017, and (iii) 8,141,116 shares of Common Stock issued through a private placement of the Issuer’s equity security, pursuant to a securities purchase agreement between the Issuer and certain investors, dated December 11, 2017.

CUSIP No. 834203200	13D Amendment

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D, filed on March 13, 2017 by Capnia, Inc. (the “Prior 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13D.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Soleno Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1235 Radio Road, Suite 110, Redwood City, CA 94065.

Item 2. Identity and Background

Vivo Capital LLC, a Delaware limited liability company, is added to this Amendment as an additional Reporting Person. The principal business of Vivo Capital LLC LLC is to provide investment services to the funds it manages. The managing partners of Vivo Capital LLC are Dr. Frank Kung, Dr. Albert Cha, Dr. Edgar Engleman, Dr. Chen Yu and Mr. Shan Fu.

Item 3. Source and Amount of Funds or Other Consideration

On December 11, 2017, the Issuer entered into a securities purchase agreement with Vivo Ventures Fund V, L.P., Vivo Ventures V Affiliates Fund, L.P. and certain other institutional and accredited investors. Pursuant to the terms of the securities purchase agreement, the Issuer agreed to issue and sell its shares of Common Shares in a private placement, at $1.8425 per share. Each share of Common Stock will be issued with a warrant to purchase 0.74 additional shares of the Issuer’s Common Stock at an exercise price of $2.00 per share. Vivo Ventures Fund V, L.P. purchased 1,072,888 shares of the Issuer’s Common Stock and a warrant to purchase 793,937 shares of the Issuer’s Common Stock, and Ventures V Affiliates Fund, L.P. purchased 12,592 shares of the Issuer’s Common stock and a warrant to purchase 9,318 shares of the Issuer’s Common Stock. The source of the funds for all acquisitions by Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. was from working capital. No part of the purchase price was borrowed by Vivo Ventures Fund V, L.P. or Vivo Ventures V Affiliates Fund, L.P. for the purpose of acquiring any securities discussed in this Item 3.

Since January 1, 2017, the Issuer’s cash retainers to Dr. Engleman as compensation for his services as a board member of the Issuer, payable in the amount of $8,750 on a quarterly basis, have been made in equivalent shares of the Issuer's Common Stock, payable directly to Vivo Capital LLC. On April 7, 2017, July 17, 2017 and October 2, 2017, the Issuer issued to Vivo Capital LLC 2,777, 2,869 and 3,366 shares of Common Stock, respectively. The shares of Common Stock were issued to Vivo Capital LLC without consideration.

CUSIP No. 834203200	13D Amendment

Item 4. Purpose of Transaction

Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. acquired the shares of Common Stock and warrants to purchase Common Stock in connection with the private placement dated December 11, 2017 for investment purposes, with the aim of enhancing the value of their existing investment and the Issuer.

Item 5. Interest in Securities of the Issuer

(a)       The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D/A.

(b)       The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D/A.

(c)       Except as disclosed herein and in Prior 13D, none of the Reporting Persons has effected any other transactions in the securities of the Issuer during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Securities Purchase Agreement

On December 11, 2017, the Issuer and certain institutional and accredited investors, including Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P., entered into a securities purchase agreement to raise financing through the private placement of the Issuer’s equity securities. Pursuant to the terms of the securities purchase agreement, the Issuer shall sell 8,141,116 shares of Common Stock at $1.8425 per share. Each share of Common Stock will be issued with a warrant to purchase 0.74 additional shares of Common Stock at an exercise price of $2.00 per share. The warrants will have a term of three years and, in the event of positive Phase III results for Diazoxide Choline Controlled-Release (DCCR) tablet in Prader-Willi syndrome (PWS), the warrants will expire 30 days from the announcement of such results. Under the terms of the securities purchase agreement, the Issuer agreed to file a registration statement covering the resale of the shares of Issuer’s Common Stock sold in this financing within a certain period after the closing of this financing.

Item 7. Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement, as filed herein.

Exhibit B – Securities Purchase Agreement, by and among Soleno Therapeutics, Inc. and certain Purchasers, with Form of Warrant, dated as of December 11, 2017 (incorporated by reference to

CUSIP No. 834203200	13D Amendment

Exhibit 10.1 and Exhibit 4.1 to the Issuer’s periodic report on Form 8-K, filed with the SEC on December 13, 2017).

CUSIP No. 834203200	13D Amendment

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 18, 2017

BioAsia Management, LLC

By: /s/ Frank Kung

Name: Frank Kung

Title: Managing Member

BioAsia Investments IV, LLC

By: /s/ Frank Kung

Name: Frank Kung

Title: Managing Member

Vivo Ventures V, LLC

By: /s/ Frank Kung

Name: Frank Kung

Title: Managing Member

Vivo Capital LLC

By: /s/ Frank Kung

Name: Frank Kung

Title: Managing Partner

CUSIP No. 834203200	13D Amendment

EXHIBIT A

The undersigned hereby agree that the statement on Schedule 13D/A to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

December 18, 2017

BioAsia Management, LLC

By: /s/ Frank Kung

Name: Frank Kung

Title: Managing Member

BioAsia Investments IV, LLC

By: /s/ Frank Kung

Name: Frank Kung

Title: Managing Member

Vivo Ventures V, LLC

By: /s/ Frank Kung

Name: Frank Kung

Title: Managing Member

Vivo Capital LLC

By: /s/ Frank Kung

Name: Frank Kung

Title: Managing Partner